Exhibit 99.3

ASX Announcement

1 November 2019

Results of Annual General Meeting

The results of Immutep Limited (ACN 009 237 889) (ASX:IMM) Annual General Meeting held earlier today are set out in the attached document.

All resolutions were passed on a show of hands.

For further information please contact:

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Investors:

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

Immutep Limited

Annual General Meeting

Friday, 01 November 2019

Voting Results

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth).

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
Resolution 1. Adoption of Remuneration Report	Ordinary	708,516,882 92.96%	36,351,460 4.77%	17,293,049 2.27%	7,343,460	Carried on a show of hands			Carried
Resolution 2. Re-election of Director - Mr Pete Meyers	Ordinary	854,693,412 96.67%	11,718,229 1.33%	17,681,632 2.00%	25,599,184	Carried on a show of hands			Carried
Resolution 3. Approval of additional 10% placement capacity	Special	783,550,061 86.96%	99,060,547 10.99%	18,410,204 2.04%	8,671,645	Carried on a show of hands			Carried
Resolution 4. Ratification of previous Share and Warrant issue	Ordinary	641,557,942 92.01%	34,398,175 4.93%	21,306,634 3.06%	5,517,499	Carried on a show of hands			Carried
Resolution 5. Ratification of previous Share issue	Ordinary	330,541,746 85.27%	35,802,809 9.24%	21,306,634 5.50%	199,960,706	Carried on a show of hands			Carried
Resolution 6. Grant of Director Performance Rights to Mr Pete Meyers in lieu of cash fees	Ordinary	818,696,625 93.26%	41,878,109 4.77%	17,292,318 1.97%	31,821,905	Carried on a show of hands			Carried
Resolution 7. Grant of Performance Rights to Mr Marc Voigt	Ordinary	693,703,255 91.33%	47,881,451 6.30%	17,959,033 2.36%	87,270,186	Carried on a show of hands			Carried
Resolution 8. Approval of consolidation of share capital	Ordinary	825,209,343 91.13%	61,662,185 6.81%	18,671,736 2.06%	4,149,193	Carried on a show of hands			Carried

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.